RETAINER AGREEMENT

This Agreement is made and entered into this 1st day of February, 2004, by and between JOSEPH STABHOLZ, ADVOCATE, from 72 Weizman Street, Tel-Aviv 62308, Israel, hereinafter called the "ADVOCATE" and HOTEL OUTSOURCE MANAGEMENT INTERNATIONAL INC. having its registered office at 116 West 23rd Street, Suite 500, New-York 10011, NY, USA, hereinafter called the "CLIENT".

Client hereby accepts and agrees to retain and employ Advocate to provide full legal services. Said services are to include participating in negotiations, board meetings, drafting general agreements (excluding with hotels), representing the client in all its activities in Europe and performing in general all legal work with all client's subsidiaries ("LEGAL SERVICES").

This agreement does not include the drafting and review of the filing required by the Securities Act of 1934 including Forms 10-QSB, 10-KSB, 3, 4 and 5, Forms 8-K. The Advocate will not give general corporate and securities law advice, but will assist with the final review of various US agreements. This retainer Agreement does not include the drafting or review of any registration statements, private placement memoranda, state "blue sky" filings or subscription agreements.

In consideration for Advocate's legal work until the date of signing this Retainer Agreement the client will issue to the Advocate 150,000 (One hundred and fifty thousand ) shares of the client.


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In addition the Client will pay the Advocate monthly fees for the Legal Services in the amount of US$3,000 (Three thousand five hundred dollars) plus VAT. It is also agreed that Advocate, following a grace period of 6 (six) months, will be entitled to request from Client a fees review based on actual time usage and activities on behalf of Client. All fees changes will be renegotiated between the parties and decided on a mutual consent basis.

Client agrees to pay Advocate each month for services rendered during the preceding month, together with reimbursement for all expenses pertaining thereto.

In consideration for afore mentioned payment, Advocate agrees to perform to the best of his abilities and exhibit due diligence in the conduct of said services.

This Retainer Agreement will terminate on January 31, 2005, baring any objections or cancellation requests from either parties, this agreement will automatically be prolonged for an additional 12 (twelve) months period.


IN WITNESS WHEREOF, the parties hereto have executed this Agreement of the date first above written. Hotel Outsource Management International Inc.


/s/ Joseph Stabholz                           /s/ Jacob Ronnel
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     ADVOCATE                                            CLIENT


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